[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

July 16, 2013

VIA EDGAR
Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                 Provident New York Bancorp
Registration Statement on Form S-4
Filed June 4, 2013
File No. 333-189098
Form 10-K for the Period Ended September 30, 2012
Filed December 14, 2012
File No. 001-35385

Dear Mr. Webb:

On behalf of Provident New York Bancorp (the “Company”), and in response to the letter, dated July 1, 2013, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company (the “Comment Letter”) regarding the Company’s registration statement on Form S-4 filed with the Commission on June 4, 2013 (the “Registration Statement”), I submit this letter containing the Company’s responses to the Comment Letter.  An amendment to the Registration

Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof, along with a version of Amendment No. 1 marked to show the changes made to the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response.  Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1.

General

1.                                      Please provide the staff with the board books.

RESPONSE:  Materials have been or will be separately provided to the Staff on a supplemental basis by counsel to each of the financial advisors to each of the Company and Sterling Bancorp (“Sterling”), respectively, on a confidential basis.

2.                                      Please revise to include Provident’s financial projections and confirm that Sterling’s were not given to Provident or its financial advisors.

RESPONSE:  The Company has revised the disclosure on pages 98 and 99 of the Registration Statement to include the prospective financial information for the Company that was provided to Sterling and its financial advisors.

The Company hereby confirms that it and its financial advisors solely received from Sterling 2013 budget information consistent with publicly available analyst estimates and therefore relied upon such publicly available analyst estimates in the course of assessing the potential transaction.

3.                                      Please use a readable type size throughout.  The type in Comparison of Stockholders’ Rights, for example, is too small.

RESPONSE:  The Company has increased the type size where necessary to ensure that a readable type size is used throughout the Registration Statement.  In particular, the type size in Comparison of Stockholders’ Rights has been increased.  See pages 149-157.

Joint Proxy Statement/Prospectus Cover Page

4.                                      Please indicate how many shares you are offering.  See Item 501(b)(2) of Regulation S- K.

RESPONSE:  In response to the Staff’s comment, the Company has revised the joint proxy statement/prospectus cover page to indicate an estimate of the number of shares offered (which will depend on the number of shares of Sterling outstanding as of the closing date).

The Merger is Intended to Be Tax-Free…,  page 16

5.                                      Revise the subheading and body to state that you have received opinions that the transaction will be tax free to shareholders.  In addition, state that you filed the legal opinion as an exhibit to the registration statement.  Also revise the main tax section in response to this comment.

RESPONSE:  In response to the Staff’s comment, the Company has revised the relevant pages of the joint proxy statement-prospectus.

Provident’s Officers and Directors Have Financial Interests in the Merger that Differ from Your Interests, page 16

Sterling’s Officers and Directors Have Financial Interests in the Merger that Differ from Your Interests, page 17

6.                                      Quantify the value of the officers’ and directors’ interests in the merger that are different from the interests of other shareholders. In the Summary, aggregate amounts by compensation type are sufficient.  Provide full disclosure and quantification in the main section.

RESPONSE:  In response to the Staff’s comments, the Company has revised the summaries to quantify officers’ and directors’ interests in the merger that are different from the interests of other shareholders.  The Company respectfully submits to the Staff that the interests of officers and directors that differ from those of other shareholders are disclosed and quantified in the main section beginning on pages 114 and 115.

Unaudited Pro Forma Condensed Combined Financial Statements, page 31

7.                                      With regard to pro forma adjustments A, K, L and U please remove these pro forma adjustments from your next amendment or tell us how these adjustments give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and are (iii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X.  Please also revise pro forma adjustment X to update the income tax provision adjustment for the removal of pro forma adjustments that affect the income statement.  Please also tell us why you wrote-off the Sterling FHLB prepayment penalty of $2.5 million in pro forma adjustment K when you do not pay-off the FHLB advances to Sterling in your combined pro forma.

RESPONSE:  The Company believes that adjustments A, K, L and U give effect to events that are directly attributable to the transaction.  In its Current Report on Form 8-K filed with the Commission on April 4, 2013, the Company indicated that it expected to raise $80 million through a debt offering prior to the closing of the merger and anticipated using the net proceeds to fund a capital contribution to Provident Bank, redeem Sterling’s trust preferred securities and for general corporate purposes.

On July 2, 2013, the Company filed a Current Report on Form 8-K in which it announced the completion of the issuance of $100 million of Senior Notes due 2018 through a 144A private placement to qualified institutional buyers.  The use of proceeds of the offering are to fund a capital contribution to Provident Bank, redeem Sterling’s trust preferred securities and for general corporate purposes.

The objective of the capital raise is to allow Provident Bank to maintain sufficient capital and a prudent capital buffer to consummate the proposed merger and support the anticipated business plan and activities of the combined entity.  Given the term, structure and intended use of proceeds of the capital raise, these actions will have a continuing impact on the Company.

The Company believes the entries are factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X because the capital raise has been completed.  Pro forma adjustments A, K, L and U have been revised to reflect the issuance of $100 million of Senior Notes due 2018.  See pages 33 through 39.

In the pro forma purchase accounting adjustments, the Company has written-off the Sterling FHLB prepayment penalty of $2.5 million in Note 4 — Pro Forma Merger Adjustments,  Adjustment I as a portion of the fair value adjustment of the FHLB borrowings being assumed by the Company.  The amount recorded as an asset on Sterling’s balance sheet reflects the remittance of a prepayment penalty made to the FHLB when Sterling refinanced an existing FHLB advance before its scheduled maturity.  This prepayment penalty was capitalized as an asset in accordance with ASC 470-50.  Furthermore, the prepayment penalty recorded on Sterling’s books would not meet the definition of an asset post-acquisition: “A resource with economic value that an individual, corporation or country owns or controls with the expectation that it will provide future benefit.”  This asset does not have economic value to Provident, nor will it provide future benefit.

8.                                      You reflected a pro forma adjustment of $33 million for expected credit losses in Sterling’s loan portfolio in your pro formas which appears to be based on 1.8%.  This loan loss reserve appears to equate to an allowance for loan and lease losses that is 6.31 times the amount of your non-performing loans at March 31, 2013.  Please tell us the factors that you considered in setting the adjustment amount given the small amount of Sterling’s non-performing assets at March 31, 2013, the noted improvement in various asset credit quality indicators and Sterling’s cumulative net loan charge-offs of $18.1 million for the 2011 and 2012 fiscal years.  Additional supporting details regarding the specific nature of the due diligence you performed and generally referred to in the adjustment would be helpful to provide as well.

RESPONSE:  The pro forma adjustment of $33 million for expected credit losses in Sterling’s loan portfolio represents 1.8% of Sterling’s loan balances as of December 31, 2012.  This component of the fair value adjustment to Sterling’s loan portfolio was determined by Company management in consultation with third-party advisors that were engaged by the Company to assist in the credit and loan portfolio due diligence process. The objective of this review process was to determine the fair value of Sterling’s loan portfolio under an expected loss model.  As a result of its review of Sterling’s loan portfolio, the third-party engaged by the Company concluded the estimated level of credit mark of 1.8% was adequate.  (For a discussion of the allowance for loan losses in the incurred loss model versus the expected loss model, please see the Company’s response to comment number 9.)  Subsequent to the preparation of this analysis, the Company engaged a separate third-party to evaluate the purchase accounting adjustments for the loan portfolio.  On a preliminary basis, the Company submitted to this third-party a subset of Sterling’s loan portfolios focusing on longer term loans.  This second third-party’s results were consistent with the first third-party’s and management’s view on the appropriate credit mark under the expected loss model to apply to the overall fair value estimate of the Sterling loan portfolio.

Management and third-party advisors will perform an updated review of the purchase accounting adjustments and fair value of the loan portfolio as of the date of the close of the transaction.

9.                                      Please clarify why the pro forma adjustment to loans labeled C refers to expected credit losses in Sterling’s loan portfolio since you disclose that the amount of the allowance for loan losses is based on probable incurred credit losses.

RESPONSE:  Based on the guidance in Fair Value Measurement (ASC 820-10), the Company believes that in a business combination the purchaser should determine the value of expected credit losses as a component of the fair value of the loans acquired.  The Company records its originated loans held for investment at amortized cost adjusted for an allowance for credit losses determined based on the current probable loss incurred model. However, when loans are acquired they are recorded at acquisition price, which is fair value.  After acquisition (similar to loans originated), allowance for loan losses is determined.  The allowance for loan losses is based on probable and incurred losses at a point in time.  This differs from the credit loss component of a purchased loan in that the fair value of a purchased loan will include expectations of credit losses for the entire life of the loan.  The Company believes that in a business acquisition the amount of the credit component of the fair value adjustment includes both probable incurred credit losses and other expected losses inherent in the portfolio.

The Merger, page 75

Background of the Merger, page 75

10.                               Clarify how the exchange ratio was determined.

RESPONSE:  The Company has revised the disclosure on pages 75 through 79 of the joint proxy statement-prospectus to clarify the financial analysis and negotiation process by which the exchange ratio was determined.

11.                               Discuss how the key merger terms evolved from the informal negotiations in early 2012 to each board’s approval of the draft agreement on March 28 and April 2, 2013, respectively.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 75 through 79 of the joint proxy statement-prospectus.

12.                               Clarify how the terms of the agreement changed between the draft agreement and final agreement approved by the boards on April 3.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 75 through 79 of the joint proxy statement-prospectus.

13.                               State the reasons for each company engaging two financial advisors to give fairness opinions.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 75 through 79 of the joint proxy statement-prospectus.

14.                               Explain for each party how the decision was made not to consider alternative transactions or merger partners or to shop the transaction.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 75 through 79 of the joint proxy statement-prospectus.

Opinion of Keefe, Bruyette & Woods, page 89

15.                               Quantify the compensation received for investment banking services during the past two years from Sterling in the last paragraph on page 97.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the joint proxy statement-prospectus.

Opinion of BofA Merrill Lynch, page 99

16.                               Quantify the compensation received from Provident for investment banking services during the past two years, and indicate how much BofA Merrill will receive for the other services in connection with the merger that are described on page 105.

RESPONSE:  During the past two years, neither BofA Merrill Lynch nor any of its affiliates received any compensation from Provident for investment banking services.  The disclosure on page 107 has been revised to clarify the amount of compensation BofA Merrill Lynch received for the other services in connection with the merger.

Material U.S. Federal Income Tax Consequences of the Merger, page 142

Tax Consequences of the Merger Generally, page 143

17.                               Revise the first paragraph to clarify that you have opinions of counsel that the merger will be treated as a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received. State that these opinions are filed as exhibits.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 144 through 146 of the joint proxy statement-prospectus.

18.                               Revise to either include or summarize the opinions of counsel.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 144 through 146 of the joint proxy statement-prospectus.

19.                               Please delete the phrase “for general information purposes only” on page 144.  It is inappropriate.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 146 of the joint proxy statement-prospectus.

Comparative Market Prices and Dividends, page 154

20.                               Please revise to provide the per share equivalent market price information required by Item 3(g) of Form S-4.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure to provide the requested information on page 158 of the joint proxy statement-prospectus.

Transactions with Sterling and Other Matters, page 162

21.                               Revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to item 404(a) of Regulation S-K.

RESPONSE:  In response to the Staff’s comment, the disclosure has been revised to specify that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  See page 166.

Security Ownership of Sterling Directors, page 169

22.                               Please identify the natural person who is the beneficial owner of the shares held by DePrince, Race.

RESPONSE:  The Schedule 13G filed by DePrince, Race does not identify any natural person as a beneficial owner of the shares.  The Company respectfully submits that Sterling has not been otherwise made aware of the identity of any natural person who is the beneficial owner of the shares held by DePrince, Race.

Where You Can Find More Information, page 215

23.                               You can incorporate proxy statements filed in the future, but not those previously filed. Please revise.

RESPONSE:  In response to the Staff’s comment, the Company has removed the previously filed proxy statement from the list of SEC filings incorporated by reference.  See page 219.

Provident New York Bancorp

Form 10-K for the Period Ended September 30, 2012

Item 9A.  Controls and Procedures, page 120

24.                               We note your disclosure in Management’s Report on Internal Control over Financial Reporting of the material weaknesses related to the provision for income taxes or deferred income taxes and pension accounting.  Please tell us the following:

• How you identified the material weaknesses;

• How you concluded that the provision for income taxes or deferred taxes and pension accounting was properly accounted for at September 30, 2012 and the subsequent interim periods in 2013;

• The amount of audit adjustments arising from these deficiencies that were recorded in the financial statements during 2012, the period in which the charge-offs should have been recorded and how you determined that you did not have a material error in your 2012 or earlier period financial statements and how you concluded that you were not required to restate prior financial statements because of materiality.

RESPONSE:  The Company supplementally advises the Staff that management identified the material weaknesses related to the provision for income taxes and pension accounting during the course of the annual audit of its fiscal year 2012 financial statements.  As part of the completion of the audit, audit adjustments were proposed for these balances by the Company’s independent public accounting firm, Crowe Horwath LLP, which the Company reflected in its books and records as of September 30, 2012 as discussed below.

The Company concluded that the provision for income taxes and pension accounting was properly accounted for at September 30, 2012 based on discussions with its independent public accountants and the procedures that were performed to correct the balances once the material weaknesses were identified.

In the subsequent interim periods in fiscal 2013, the Company concluded that the provision for income taxes and pension accounting was properly accounted for based on the review by the new accounting and finance management team.  The Company appointed a new Principal Financial Officer on December 15, 2012 and a new Chief Accounting Officer and Controller on January 2, 2013.  These individuals have substantial experience in accounting for income taxes and pensions.  With the change in the accounting and finance management team, the Company has drafted and implemented step by step procedures that guide the proper preparation and presentation of income taxes and pension accounting results.  These procedures have been followed for the interim quarters of fiscal 2013.  In addition, the Company engaged an independent, national public accounting firm to assist the Company in enhancing and implementing systematic process and procedures that have buttressed the Company’s efforts at maintaining effective internal controls over the provision for income taxes and deferred taxes.

Audit adjustments proposed by the Company’s auditors were recorded as of September 30, 2012 to goodwill, income taxes, other liabilities and other comprehensive income related to the above material weaknesses.  Total assets increased $201,000 and total liabilities and capital increased by the same amount.  Goodwill increased $616,000 and other assets (income taxes) declined $415,000.  Total liabilities increased $1.247 million while other comprehensive income declined $1.046 million.

The Company concluded that it did not have a material error at September 30, 2012 as the balances were adjusted to the corrected amounts.  The Company concluded that it did not have a material error in earlier period financial statements given the events that resulted in the material weaknesses occurred during the fourth fiscal quarter 2012.  The adjustments to income taxes and goodwill were related to the acquisition of Gotham Bank of New York, which was completed in August 2012.  The adjustments related to pension accounting were the result of turnover of staff that occurred in the fourth fiscal quarter 2012 and lack of appropriate supervision by prior management.

In the event the Company requests acceleration of the effective date of the pending Registration Statement, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at mguest@wlrk.com.

Sincerely,

/s/ Matthew M. Guest

Matthew M. Guest

cc:                                          Jack Kopnisky

Provident New York Bancorp